Penn Independent Corporation
420 South York Road
Hatboro, PA 19040

November 16, 2005

Robert A. Lear
3689 Markham Drive
Bensalem, PA 19020

Re: Terms of Continued Employment

Dear Bob:

Reference is made to the Executive Employment Agreement, as amended (the “Agreement”) entered into as of October 18, 2004 between you and Penn Independent Corporation (the “Company”). This letter further amends the Agreement, effective as of the date hereof, and is intended to be legally binding:

1. You will be employed by the Company as Executive Chairman of the Company until January 31, 2006 (the “Retirement Date”) (the period beginning on the date hereof until the Retirement Date, the “Transition Period”) and you will keep your current office until the Retirement Date. You shall report to the Chairman of United America Indemnity, Ltd. (“UAI”), chair the Board of Directors of the Company (the “Board”), provide guidance to the Company’s new Chief Executive Officer and President and otherwise assist in the transition of leadership of the Company. In addition, you shall perform such other duties for the Company and its subsidiaries as are consistent with your senior executive role, as reasonably directed by such Chairman and the Boards of Directors of UAI and the Company. During the Transition Period, your need to travel for business purposes will not exceed your historical rate of business travel. From time to time following the Transition Period, the Company or its affiliates may contact you with respect to matters in which you were involved while employed by the Company. You agree to provide reasonable assistance (e.g., answering questions via telephone) with respect to such matters, provided that such assistance does not unduly interfere with your other professional or personal pursuits.

2. You will continue to be paid at your current base salary rate through December 2005. Effective January 1, 2006, your salary will be increased at the rate of the increase of the Consumer Price Index Philadelphia, PA area for the twelve-month period that is then most recently ended and for which final data is then available (the “2006 Salary”).

3. While employed by the Company, you will remain eligible for an annual bonus only with respect to 2005 pursuant to Section 2(B) of the Agreement. Such bonus will be determined in accordance with the terms of the Penn Independent Corporation 2005 Key Employee Incentive Bonus Plan and administered and paid pursuant to the 2005 United America Indemnity, Ltd. Annual Incentive Awards Program, provided that the Company agrees that such bonus shall not be reduced as a result of the exercise of negative discretion by the Board or any of its committees, except that such reduction may take place if you are terminated pursuant to Section 17(a)(iii)(2) of the Agreement.

4. You will continue to be eligible until the Retirement Date for the benefits described in Sections 2(C), 2(F) (for 2005 only), 5, 6, 9 and 19 of the Agreement. You hereby acknowledge your receipt of the 2004 Bonus (as defined in the Agreement) and agree that you will not be eligible for an annual bonus with respect to 2006. In addition, Section 19 of the Agreement is modified so that with regard to any claim, suit or action by reason of your being, or having been, an officer, employee or director of the Company, UAI and/or their affiliates, as applicable, the Company and UAI will indemnify you to the maximum extent provided under each companies’ respective charters and by-laws and applicable law, and will cause you to be covered by each company’s Directors & Officers and General Liability policies, both during your service and thereafter (with respect to the period during which you were an officer, employee or director), to the same extent as individuals then in service to the applicable company.

5. The Company will pay you an integration bonus of $125,000 in respect of your efforts following the Company’s acquisition by UAI to integrate the Company’s operations with those of UAI. Such amount will be paid on the Company’s first payroll date in 2006, subject to applicable withholding and taxes, and such payment shall be in full satisfaction of any obligation under Section 2.H of the Agreement.

6. The Company will pay you a retirement bonus in an amount equal to your 2006 Salary. Fifty-eight percent of that amount will be paid in a lump sum six months following the Retirement Date; the remaining forty-two percent of that amount will be paid in five equal monthly installments commencing seven months following the Retirement Date; provided, however, that such payments (or any remaining portion thereof) will be accelerated and paid in a single lump sum upon the occurrence of either (i) your death, or (ii) a change in control, a change in effective control or a change in ownership of the assets of, in each case, either the Company or UAI (all as determined in accordance with Section 409A of the Internal Revenue Code (the “Code”) and related guidance (“Section 409A”)). In addition, you shall receive post-termination benefits pursuant to Sections 17(c) and 18 of the Agreement. The cash amounts described in Section 17(c)(i) of the Agreement will be paid on the earliest to occur of (x) six months following the Retirement Date, (y) your death, or (z) a change in control, a change in effective control or a change in ownership of the assets of, in each case, either the Company or UAI (again, in each case as determined in accordance with Section 409A).

7. Notwithstanding the terms of any option agreements to which you may be a party, you may exercise any options to purchase shares in UAI (“Options”) in which you are vested as of the cessation of your employment until the later of (i) December 31, 2006, or (ii) the date that such options would have expired in the absence of this paragraph. Your unvested Options shall expire upon cessation of your employment.

8. You hereby waive your right to terminate the Agreement in accordance with Sections 17(a)(iv)(2) or 17(a)(iv)(3) of the Agreement.

9. You and the Company hereby agree to the release attached hereto as Annex A.

10. The parties’ desire to provide for your retirement and an orderly transition of leadership following your retirement is unrelated to the Company’s acquisition by UAI. Accordingly, the parties believe that (a) the arrangement contemplated by this letter does not implicate Sections 280G and 4999 of the Code (the “Sections”) in any manner, and (b) will complete their respective tax reports accordingly. Nevertheless, should the IRS assess excise taxes pursuant to the Sections, the Company hereby agrees to indemnify you for any excise taxes imposed pursuant to the Sections, as well as for any interest or penalties arising from late payment of such amounts and for any additional income, payroll, excise or other taxes that may be imposed with respect to such indemnity payments (but not with respect to income or payroll taxes due on amounts payable other than in accordance with this paragraph).

11. The Company agrees to reimburse you for the reasonable legal fees you incur in negotiating the subject matter of this letter, subject to a maximum of $5,000.

12. Section 14 of the Agreement is revised to provide that, if you prevail on a claim brought to enforce the Company’s obligations under this letter, in addition to any other relief awarded to you, you will be entitled to reasonable costs and attorneys fees incurred by you in the course of bringing such claim.

13. The foregoing is contingent on your continued compliance with your obligations under the Agreement, including without limitation Sections 7 and 8 thereof. Nothing herein shall waive the Company’s ability to exercise any rights it may have pursuant to Section 17(a)(iii)(2), i.e., its ability to terminate you for certain reasons constituting Cause and, in turn, terminate any payment obligations it may otherwise have pursuant to this letter or the Agreement. However, the Company acknowledges that (i) it has no other basis to, and that it will not for any other reason, terminate your employment before the Retirement Date or its payment obligations hereunder and (ii) it represents and warrants that as of the date hereof that it is not aware of any circumstances giving rise to grounds for such a Cause termination. You agree that Section 4 of the Agreement shall no longer have any force or effect.

14. The parties have attempted in good faith to structure this arrangement to comply with or be exempt from Section 409A. Nevertheless, the Company agrees to cooperate to further amend the Agreement to the extent reasonably necessary or desirable to comply with Section 409A in light of further guidance, legislation or new understandings or interpretations of that law.

15. The Agreement shall remain in full force and effect with respect to any matters not addressed herein. To the extent that this letter conflicts with any of the terms of the Agreement, this letter shall govern, and this letter shall supersede all prior conversations, discussions and arrangements between the parties hereto regarding the subject matter herein.

16. The effectiveness of this letter is subject to your non-revocation of the release in Annex A prior to the end of the Revocation Period (as defined in Annex A).

17. This letter may be executed by one or more of the parties hereto on any number of separate counterparts and all such counterparts shall be deemed to be one and the same instrument. Each party hereto confirms that any facsimile copy of such party’s executed counterpart of the Agreement (or its signature page thereof) shall be deemed to be an executed original thereof.

18. The Company and UAI each represent and warrant that the signatories hereto have been duly authorized to enter into this letter on behalf of their respective companies and that this letter, in conjunction with the Agreement, will therefore constitute a valid and binding obligation of UAI and the Company, enforceable against them in accordance with its terms.

Please indicate your agreement to the foregoing by signing below.

Sincerely,

/s/ Richard S. March
Richard S. March
General Counsel, United America Indemnity, Ltd.

/s/ Jason M. Waksman
Jason M. Waksman
Senior Vice President and Chief Financial Officer
Penn Independent Corporation

ACKNOWLEDGED AND AGREED TO:

/s/ Robert A. Lear
Robert A. Lear

RELEASE

R-1. In consideration of the payments provided for in the Agreement, as amended, and the release and covenant not to sue provided herein by the Company (as defined below), you on behalf of yourself, your heirs, beneficiaries and assigns, voluntarily, knowingly and willingly release and forever discharge the Company, its subsidiaries, divisions, parents, affiliates and related entities, including without limitation, UAI, Fox Paine & Company, LLC, Fox Paine Capital Fund, L.P., FPC Investors, L.P., Fox Paine Capital, LLC, Fox Paine Capital Fund II GP, LLC, Fox Paine Capital Fund II, L.P., Fox Paine Capital Fund II International, L.P., Fox Paine Capital Fund II Co-Investors International, L.P., FPC Investment GP, and each of their past and present directors, members, managers, officers, employees, divisions and successors (including, without limitation, Saul A. Fox, W. Dexter Paine, III, Troy W. Thacker and Michael McDonough) (for purposes of this Release, collectively, the “Company”) from any and all claims, charges, complaints, liens, demands, causes of action, obligations, damages and liabilities (including legal expenses) (all hereinafter referred to as “Claims”), known or unknown, arising through the date of this Release with respect to any matter whatsoever, including without limitation, any Claims arising directly or indirectly out of, or in any way connected with, based upon, or related to, your employment with the Company or any claim to compensation or benefits from your employment with the Company, including any Claims, under local, state, or federal law based on:

(i)	claims of discrimination on the basis of race, age, religion, sex, sexual harassment, sexual orientation, national origin, marital status, or disability including without limitation, any claims arising under the Age Discrimination in Employment Act of 1967 (“ADEA”), as amended, the Older Workers Benefit Protection Act, the Civil Rights Act of 1866, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Americans with Disabilities Act of 1990, the Family and Medical Leave Act of 1993, the Pennsylvania Human Relations Act, Pennsylvania Human Relations Commission rules, including, without limitation, the Handicap Discrimination rules, the Pennsylvania Wage Payment and Collection Law, the Pennsylvania Equal Pay Law, the Pennsylvania Minimum Wage Act, the Pennsylvania Whistleblower Law, the Pennsylvania Labor Relations Act, and the Pennsylvania Worker and Community Right to Know Act, each as amended;

(ii)	infliction of any tort (including wrongful discharge);

(iii)	breach of contract, whether actual or implied, written or oral; and

(iv) any violation of any pension or welfare plans or any other benefit plan or arrangement (including without limitation, ERISA).

provided that the foregoing release shall not apply to claims by you to enforce the Agreement (such as, but not limited to, the Company’s obligation to provide you with post-termination health, dental and prescription medication coverage), claims for your vested benefits under any pension or welfare plan maintained by the Company or its affiliates, claims with respect to your rights as a shareholder of UAI or with respect to outstanding equity incentives held by you, any right you may have to file for unemployment compensation or workers’ compensation and your right to be indemnified by the Company pursuant to charter, certificate, by-laws or other constituent documents of the Company, or under any insurance maintained by or for the benefit of the Company (and/or its predecessor) or any other applicable statute or law, for any liability, cost or expense for which you would have been indemnified for actions take by you on behalf of the Company prior to the date of this Release.

R-2. In consideration of the promises that you are making in the Agreement and your release of claims against the Company herein, the Company hereby releases you, your heirs, executors, administrators and assigns, from any and all claims, charges, complaints, liens, demands, causes of action, obligations, damages and liabilities (including legal expenses) that it has ever had, now have or may hereafter claim to have against you, your heirs, executors, administrators and assigns, as of the date of this Release with respect to any matter whatsoever, including without limitation, any claims arising directly or indirectly out of, or in any way connected with, based upon, or related to, your service to the Company and its affiliates; provided that the foregoing shall not apply to any claims arising out of conduct described in Section 17(a)(iii)(2) of the Agreement.

R-3. The Company and you both further represent that they have not, at any time up to and including the date on which you sign this Release, commenced, and will not in the future commence, to the full extent permitted by law, any action or proceeding, or file any charge or complaint, of any nature against the other’s releasees and the parties waive to the full extent permitted by law, any right to any monetary or equitable relief in any proceeding that may relate to the matters released above. Notwithstanding the foregoing, the parties understand and confirm that they are entering into this Release (with its covenant not to sue and waiver and release) voluntarily and knowingly, and the foregoing covenant not to sue shall not affect your right to claim otherwise with respect to your rights under ADEA.

R-4. The parties agree that in the event of a breach by the other of this Release, and in addition to any other rights or remedies the non-breaching party may have hereunder or otherwise, the parties will, with respect to a breach hereof, be irreparably damaged and will have no adequate remedy at law, and will be entitled to request an injunction restraining any further breach of this Release. The parties further agree that this Release may and shall be pleaded as a full and complete defense to any action, suit or other proceeding covered by the terms of this Release that is or may be instituted, prosecuted or maintained by the other party.

R-5. You understand that any payments and benefits provided to you under the terms of this Release do not constitute an admission by the Company or any affiliate that they have violated any law or legal obligation with respect to your employment or its termination and, similarly, the Company understands that nothing in this Release is intended to or constitutes an admission by you that you have violated any law or legal obligation, including any law or legal obligation with respect to your employment or its termination.

R-6. (i) You agree that you will not at any time disparage or encourage or induce others to disparage the Company or call into question the business operations, status or reputation of the Company. For the purposes of this paragraph R-6, the term “disparage” includes, without limitation, comments or statements to the press and/or media or any individual or entity with whom the Company has a business relationship that may adversely affect in any manner (a) the conduct of the business of the Company (including, without limitation, any business plans or prospects) or (b) the business reputation of the Company or the quality, standing or character of any of the Company’s products or services.

(ii) The Company’s “Designated Group” (as defined below) agrees that they will not at any time disparage or encourage or induce others to disparage you or call into question your status or reputation. For purposes of this Release, “Designated Group” shall mean the members and employees of Fox Paine & Company, LLC who were specifically listed in paragraph R-1, the directors of the Company and UAI, and each member of the senior management team of the Company and UAI with the title of senior vice-president or above.

R-7. You and the Company further agree to deliver a supplemental release as of the Retirement Date covering the Transition Period which is substantially identical in form to this Annex A.

R-8. You have reviewed the terms of this Release and you confirm that you have had the opportunity to confer with an attorney of your own choosing with respect to the terms of this Release. You acknowledge that you were advised that you could take up to twenty-one (21) days from the date this Release was given to you to review this Release and decide whether you would enter into this Release. To the extent that you have elected to enter into this Release prior to such time, you have done so voluntarily, and have knowingly waived such twenty-one (21) day review period. You may revoke your assent to the terms of this Release for a period of seven (7) calendar days after its execution (the “Revocation Period”), by hand or Federal Express delivery of a written notice of revocation prior to 5:00 p.m. EST on the last day comprising the Revocation Period to the Company. This Release shall become irrevocable automatically upon the expiration of the Revocation Period if you do not revoke it in the aforesaid manner.